Exhibit 99.25

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

May 11, 2021

Item 3:	News Release

A news release was disseminated on May 11, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced the appointment of Mr. Douglas Hurst as a director of the Company effective immediately.

Item 5:	Full Description of Material Change

The Company announced the appointment of Mr. Douglas Hurst as a director of the Company effective immediately.

Mr. Hurst was part of the founding group of Newmarket Gold, which, following discovery of the high-grade Swan Zone at the company’s Fosterville mine, was sold to Kirkland Lake Gold in 2016 for approximately $1 billion.

He is a serially successful mining entrepreneur and executive. He founded International Royalty Corporation, which was sold to Royal Gold for approximately $700 million in 2010.

Mr. Hurst holds a Bachelor of Science in geology from McMaster University (1986) and has over 30 years of experience in the mining industry as a geologist, consultant, mining analyst, and senior executive. He was a mining analyst with McDermid St. Lawrence, Sprott Securities and a contract analyst to Pacific International Securities and Octagon Capital up until 1995. From 1995 to 2003 Mr. Hurst operated D.S. Hurst Inc. a company offering corporate, evaluation and financing consulting services to the mining industry. He was a founder and executive of International Royalty Corporation from 2003 to 2006, and a director until 2010 when the company was purchased by Royal Gold for approximately $700 million. Mr. Hurst was also part of the founding group of Newmarket Gold, which was sold to Kirkland Lake Gold in 2016 for approximately $1 billion. Mr. Hurst currently serves as the Chairman of Northern Vertex Mining and as a director of both Calibre Mining and Newcore Gold.

The Company also announced the resignation of Mr. John Anderson as a director of the Company effectively immediately.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer & Director at 604.562.9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

May 12, 2021